FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of: March, 2003
                  ------------

Commission File Number   0-27322
                       ----------

                         Mountain Province Diamonds Inc.
                       ---------------------------------
                 (Translation of registrant's name into English)

Suite 950, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F    X    Form 40-F
                                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes        No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                         MOUNTAIN PROVINCE DIAMONDS INC.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

                                   (UNAUDITED)

                            (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

                                 INTERIM REPORT

To Our Shareholders,

                                     Summary

Mountain Province Diamonds Inc. (the Company) is a diamond exploration and development company and has a 44.1% interest in the AK claims located in the NWT of Canada. The Company and its partner, Camphor Ventures, entered into a joint-venture agreement with De Beers Canada Exploration Inc. ("De Beers Canada") formerly known as Monopros Ltd., a wholly owned subsidiary of De Beers Consolidated Mines Ltd., on March 7th, 1997. Under the agreement De Beers Canada has the right to earn up to 60% interest in the AK claims by taking the property to commercial production.

In August 2000 De Beers completed the original desktop study, which evaluated the cost of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes was below that agreed upon rate of return needed to proceed to the next phase. In terms of the agreement between Mountain Province Diamonds and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was more bulk sampling to recover additional diamonds (2001 and 2002). The second component was an aggressive exploration program aimed at adding to the existing resource. The results of the 1999, 2000, and 2002 bulk samples (modeled revenues per tonne and grades) combined with the updated cost estimates were used to update the original desktop study. The updated desktop study was completed in April 2003.

Considering that the indicated internal rate of return ("IRR") was below the agreed hurdle rate, combined with the geo-political environment and economic uncertainties, De Beers decided to postpone a pre-feasibility decision at that time.

Then, at the end of July 2003, De Beers notified the Company that work on the detailed cost estimate of a pre-feasibility study for the Gahcho Kue Project had started. That cost estimate of approximately C $25 million was presented to the De Beers Board on November 26, 2003 and approval was given to start a pre-feasibility study in January 2004.

On October 14, 2003 the Company announced the number of micro-diamonds that had been recovered during the 2003 Winter-Spring exploration program in the Kelvin-Faraday area. Overall, the results for the kimberlite bodies in the Kelvin and Faraday lakes are excellent with both a large number of diamonds recovered and with the presence of a large number of macro-diamonds (in proportion to the kilograms of kimberlite recovered). The size frequency distributions of the recovered diamonds are very similar to those for the 5034 and Hearne pipes. The 2004 winter exploration program is planned to start in February-March.

Gahcho Kue Project

All the diamonds recovered from the Hearne and 5034 pipes from the 1999, 2001 and 2002 bulk samples (all to a 1.5 mm lower cut-off) were all valued, based on the January 2003 diamond prices, at the Diamond Trading Company (DTC) in London. The De Beers Mineral Resource Department in Johannesburg has used these values for all three (1999, 2001, 2002) bulk samples to update the modeled revenue per carat for each pipe. Production recovery factors, determined by the De Beers, have been applied and that the commonly used commercial bottom cut -off recovery size screen with a 1.50 mm square mesh has been used. These diamond values were then combined with the updated grade information to give modeled revenue per tonne values.

The table shows the weighted average modeled grades, values per carat and revenues per tonne for the four lobes in the 5034 pipe and the various geologic zones in the Hearne pipe. The 5034 pipe has an indicated resource of 8.6 million tonnes and an inferred resource of 4.5 million tonnes, while Hearne has an indicated resource size of 5.5 million tonnes and an inferred resource of 1.6 million tonnes, all to a depth of 290 m below lake surface.


--------------------------------------------------------------------------------
Pipe              Modeled Grade           Modeled Values      Revenue per tonne
                  (Carats per tonne)      (US$ Carat)         (US$)
--------------------------------------------------------------------------------
5034              1.67                    62.70               104.70
--------------------------------------------------------------------------------
Hearne            1.67                    50.00               83.50
--------------------------------------------------------------------------------

Updated Desktop Study

The original desktop study for the Gahcho Kue diamond project was completed in August 2000. In June 2002 De Beers initiated an update of this 2000 Desktop study. A De Beers project team based in Toronto, Canada in conjunction with AMEC E&C Services and other Canadian outside consultants was formed. The primary objective of the study update was to incorporate the latest resource size estimates and diamond values obtained from 2001 and 2002 sampling programs and to firm up the estimated capital and working costs with knowledge gained from the De Beers Canada Snap Lake optimization study (2002) and the Victory pre-feasibility study (2002). The detailed study was formally presented to the Company's board of directors on April 15, 2003.

The study team analyzed the cost arising from the conventional open pit mining of the 5034 and Hearne pipes and the high grade zone within the tope 140 meters of the Tuzo pipe. The desktop study is still only a preliminary study with relatively large uncertainties (+/-30%). The estimated capital costs of approximately C$600 million is slightly higher than in the 2000 desktop study while the estimated operating costs decreased to approximately C$56/tonne from C$81/tonne. The cost saving were accomplished, in part, by increasing the projected annual mining rate to 2 million tonnes per year and by other cost savings based on the experience gained from other projects. The IRR was slightly lower than that obtained in 2000 because of the lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar. As a result and because of geo-political and economic uncertainties, De Beers decided to postpone a pre-feasibility decision at that time.

At the end of July, 2003 De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kue Project had started. The cost estimate of approximately C$25 million was presented to the De Beers Board on November 26, 2003 and approval was given to start a pre-feasibility study in January 2004.

Work will include geotechnical drilling, engineering design and environmental studies in order to finalize opencast mine design parameters, and civil geotechnical studies to allow for the design of lake dewatering dykes and mine infrastructure. The process plant, recovery and infrastructure designs will be based on De Beers Canada's Snap Lake and Victor projects, but will not be taken to feasibility level until the project is closer to receiving permits as these estimates could change during the permitting process.

Certain activities, usually associated with a feasibility study, will be undertaken to ensure that the issues that impact on the environmental impact and permitting of a mine are thoroughly investigated.

Exploration

The 2003 Winter-Spring exploration program was concentrated in the Kelvin-Faraday area, located from approximately 9 km (the Kelvin kimberlite body) to 12 km (the Faraday kimberlite body) northeast of Kennady Lake. The program was completed in March 2003 and the results were reported in news releases on March 11 and March 20, 2003. Encouraging thick kimberlite intersections were discovered both at and south of the Kelvin body and south of the Faraday body.

Specifically, a hole drilled 50 m to the west of the original 2000 drill hole into Kelvin (called Kelvin-la) intersected a total of 25 m of kimberlite horizontally projected (true width) in two closely spaced intervals (called Kelvin- 1 b). A hole drilled 120 m south of Kelvin-1a along the suspected structure between the Kelvin body and Hobbes-1 (a 2.3 thick kimberlite dyke approximately 300 m south of Kelvin) intersected a true width of 7.4 m of kimberlite (called Kelvin-2). A hole drilled 70 m south of Hobbes-1 intersected two-kimberlite intersections of 2.4 m and 3.0 m (true width), respectively (called Hobbes-2).

In Faraday Lake, a hole drilled 100 m southwest of the Faraday body (called Faraday-1a) intersected 5.6 m of kimberlite (true width) (called Faraday-1b). A second hole was drilled approximately 520 m southwest of the Faraday body and intersected a true width of 21.5 m of kimberlite (called Faraday-2). De Beers sent the recovered kimberlite to Lakefield Research (Lakefield, Ontario, Canada) for micro-diamond recovery. The number of diamonds recovered from the kimberlite bodies in the Kelvin-Faraday lakes and their size-frequency distribution are excellent and are very similar to those for the 5034 and Hearne pipes, which each have grades averaging 1.67 carats per tonne. The two largest diamonds recovered weigh 0.40 carats (Faraday-2) and 0.09 carats (Kelvin-1b). The important point to notice is, besides the total number of diamonds recovered, that there are a relatively large proportion of macro-diamonds (those that did not pass through the 0.425-0.6 sieve sizes (Lakefield), especially considering the small sample sizes.

The 2004 Winter-spring exploration program is currently planned to start with ground geophysics in February-March 2004. Several target areas for the ground geophysics surveys have already been identified, based on the 2003 exploration results. In addition, several drill targets have been identified based on the 2003 ground gravity surveys. Some of these drill targets are in Faraday Lake and have gravity profiles very similar to the kimberlite bodies already discovered in the Kelvin-Faraday lakes. These targets plus any additional ones defined by the upcoming ground geophysics will be drilled starting in April.

                             Resignation of Director

On February 2, 2004 Jesus Martinez resigned as a director of the Company, for personal reasons. The Company has no plans to fill the vacancy on the board of directors at this time.

Respectfully submitted,



Jan W. Vandersande Ph.D.
President & CEO
February 29, 2004

             MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL RESULTS


The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes.

Results

The Company's loss for the nine months ended December 31, 2003 totaled $655,970 or $0.013 per share compared to $1,159,136 or $0.024 per share for the nine months ended December 31, 2002. During the nine months ended December 31, 2003, operating expenses were $652,333 compared to $1,142,551 during the nine months ended December 31, 2002. During the nine months ended December 31, 2003 professional fees were higher at $186,964 as compared to $133,013 during the nine months ended December 31, 2002. This was due to engineering fees paid for a technical report on the Gaucho Kue property. During the nine months ended December 31, 2003, promotion expenses were much lower at $17,929 as compared to $137,411 during the nine months ended December 31, 2002, due to a reduced level of promotional activities undertaken. The rent expenses of $18,801 and office-miscellaneous expenses of $55,519 during the nine months ended December 31, 2003 were lower than the nine months ended December 31, 2002 of $29,653 and $99,569 respectively, due to closing the office in Vancouver, B.C.

Liquidity and Cash Resources

On December 31, 2003, the Company had $663,775 in cash and cash equivalents compared to $1,210,076 on March 31, 2003. On December 31, 2003 the Company had a working capital position of $666,680 compared to $1,037,460 on March 31, 2003.

Financing Activities

During the nine months ended December 31, 2003 the Company received $271,913 from the exercise of options to purchase 337,200 shares of the Company. During the nine months ended December 31, 2002 the Company received $203,600 from the exercise of options to purchase 225,000 shares and $1,640,985 from the exercise of 2,169,766 share purchase warrants.

Investing Activities

During the nine months ended December 31, 2003 and December 31, 2002 the Company did not incur any expenditures on the exploration of the AK-CJ property or any other property. Since March 8, 2000, De Beers Canada has been bearing all expenditures for the AK-CJ project.

Outlook

The Company is likely to continue incurring annual losses until it may achieve production from the Gahcho Kue project. There is no assurance that the property will be placed into development or production. In August 2000 De Beers completed the original desktop study, which evaluated the costs of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the six main diamond pipes was below the agreed upon rate of return needed to proceed to the next phase. In terms of the agreement between Mountain Province Diamonds and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was more bulk sampling to recover additional diamonds (2001 and 2002). The second component was an aggressive exploration program aimed at adding to the existing resource. The results of the 1999, 2001 and 2002 bulk samples (modeled revenues per tonne and grades) combined with updated cost estimates were used to update the original desktop study. The updated desktop study was completed in April 2003. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. As a result and because of geo-political and economic uncertainties, De Beers decided to postpone a pre-feasibility decision at that time.

At the end of July, 2003 De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kue Project had started. The cost estimate of approximately C$25 million was presented to the De Beers Board on November 26, 2003 and approval was given to start a pre-feasibility study in January 2004.

Work will include geotechnical drilling, engineering design and environmental studies in order to finalize opencast mine design parameters, and civil geotechnical studies to allow for the design of lake dewatering dykes and mine infrastructure. The process plant, recovery and infrastructure designs will be based on De Beers Canada's Snap Lake and Victor projects, but will not be taken to feasibility level until the project is closer to receiving permits as these estimates could change during the permitting process.

Certain activities, usually associated with a feasibility study, will be undertaken to ensure that the issues that impact on the environmental impact and permitting of a mine are thoroughly investigated.

It is anticipated that the cash and cash equivalents on December 31, 2003 will provide the Company with sufficient funds until approximately late calendar 2004. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date well into 2005. However, there is no assurance that such stock options or warrants will be exercised in which case the Company will consider undertaking an equity financing. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

The risk factors have not changed from those described in the Company's Annual Report for the year ended March 31, 2003.

This report may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this report as a result of numerous factors, some of which are outside of the control of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets

                                                                      As at                   As at
                                                                December 31, 2003         March 31, 2003
                                                                   (unaudited)              (audited)
------ ---- --- ---------------------------------- ----------- -------------------- --- -------------------

Assets

Current

       Cash and cash equivalents                         $     663,775          $     1,210,076

       Accounts receivable                                      13,112                   24,941

       Marketable securities                                    32,392                   32,392

       Advances and prepaid expenses                             8,368                   10,196
                                                         -------------------- --- -------------------

                                                               717,647                1,277,605


Mineral properties                                           1,699,206                1,701,659


Deferred exploration costs                                  31,421,493               31,421,493


Property, plant and equipment (note 2)                           6,374                   17,198

                                                        --------------------     -------------------

                                                         $  33,844,720          $    34,417,955
                                                        -------------------- --- -------------------


Liabilities and Shareholders' Equity

Current


       Accounts payable and accrued liabilities         $      42,171           $       228,299

       Due to related party                                     3,000                     3,050

       Taxes payable                                            5,796                     8,796
                                                        -------------------- --- -------------------

                                                               50,967                   240,145
                                                        -------------------- --- -------------------
Shareholders' equity

       Share capital (note 4)                              55,991,173                55,719,260

       Contributed surplus                                     24,419                    24,419

       Deficit                                            (22,221,839)              (21,565,869)
                                                        -------------------- --- -------------------

                                                           33,793,753                34,177,810
                                                       -------------------- --- -------------------


                                                        $  33,844,720       $        34,417,955
                                                      -------------------- --- -------------------


        - The accompanying unaudited notes are an integral part of these unaudited interim financial statements -

Approved on behalf of the Board:

"Elizabeth J. Kirkwood"                                        "David Whittle"
-----------------------                                        ---------------
Director                                                       Director

MOUNTAIN PROVINCE DIAMONDS INC.
Statements of Operations and Deficit
Unaudited

                                                                  Three months ended                 Nine months ended
                                                                     December 31                        December 31
                                                                 2003           2002               2003            2002
----- --- ---- --------------------------------------------- -------------- -------------- --- -------------- ---------------

Expenses

      Annual meeting and information                 $           -        $   (5,655)     $      30,452   $      10,043

      Amortization                                              951            4,428              2,853          12,394

      Consulting fees                                        47,437           37,963            145,342         113,392

      Directors fees and honorarium                           7,129              900             30,050             900

      Interest and bank charges                                 631              589              1,280           1,803

      Management fees                                             -          346,500                  -         376,500

      Office and miscellaneous                                3,920           24,269             55,519          99,569

      Professional fees                                      50,677           64,976            186,964         133,013

      Promotion and investor relations                       14,421           34,555             17,929         137,411

      Property evaluation and maintenance                         -           (3,922)                 -          29,534

      Regulatory fees                                         2,697            4,795             12,403           7,296

      Rent                                                    5,756           10,466             18,801          29,653

      Salaries and benefits                                  45,651           46,500            110,428         130,897

      Transfer agent and shareholder information              9,990           18,239             18,835          26,378

      Travel                                                  1,415           12,671             21,477          33,767
                                                         -------------- -------------- --- -------------- ---------------


Net loss for the period before the undernoted items        (190,675)        (597,275)          (652,333)     (1,142,551)


      Income tax                                                  -           (1,500)            (5,000)         (3,581)

      Interest income                                         5,342            9,131              11,900         11,655

      Loss on foreign exchange                                 (824)          (6,267)            (6,565)        (24,659)

      Loss on disposition of capital asset                   (3,972)               -             (3,972)              -

                                                         -------------- -------------- --- -------------- ---------------
Net loss for the period
                                                           (190,129)        (595,911)          (655,970)     (1,159,136)


Deficit, beginning of period                            (22,031,710)     (20,410,752)       (21,565,869)    (19,847,527)

                                                         -------------- -------------- --- -------------- ---------------

Deficit, end of period                               $  (22,221,839)     (21,006,663)       (22,221,839)    (21,006,663)
                                                         -------------- -------------- --- -------------- ---------------


Basic and fully diluted loss per share (note 5)       $     (0.004)           (0.012)            (0.013)        (0.024)
                                                        -------------- -------------- --- -------------- ---------------


Weighted average number of common shares outstan         50,796,057       48,125,295         50,666,381      47,997,054
                                                         -------------- -------------- --- -------------- ---------------


        - The accompanying unaudited notes are an integral part of these unaudited interim financial statements -

MOUNTAIN PROVINCE DIAMONDS INC.
Statements of Cash Flows
Unaudited

                                                                Three months ended                 Nine months ended
                                                                     December 31                        December 31
                                                                 2003           2002               2003            2002
----- --- ---- --------------------------------------------- -------------- -------------- --- -------------- ---------------

Cash provided by (used in) the following activities
      Operating activities

          Net loss for period                        $       (190,129)  $   (595,911)   $      (655,970)  $   (1,159,136)
          Add items not requiring an outlay of cash

               Amortization                                       951          4,428              2,853           12,394
                                                          -------------- -------------- --- -------------- ---------------

                                                              (189,178)     (591,483)          (653,117)      (1,146,742)
          Changes in non-cash current assets and
          liabilities

               Accounts receivable                              5,455         (8,730)            11,829          13,833

               Advances and prepaid expenses                   (1,178)         7,066              1,828          (1,831)

               Accounts payable                               (77,457)       221,341           (186,128)        291,554

               Related party                                        -       (115,864)               (50)        (96,036)

               Taxes payable                                        -            919             (3,000)         (5,201)
                                                          -------------- -------------- --- -------------- ---------------

                                                             (262,358)      (486,751)          (828,638)       (944,423)
                                                          -------------- -------------- --- -------------- ---------------

      Financing activities
          Issuance of common shares pursuant to options
          exercised                                           212,160        890,652            271,913        1,844,585
                                                          -------------- -------------- --- -------------- ---------------

      Investing activities

          Purchase of capital assets                            7,971         (6,035)            7,971          (15,041)

          Mineral properties                                        -             -              2,453                -
                                                          -------------- -------------- --- -------------- ---------------

                                                                7,971         (6,035)           10,424         (15,041)
                                                          -------------- -------------- --- -------------- ---------------

Increase (decrease) in cash and cash equivalents during
the period                                                   (42,227)        397,866          (546,301)        885,121


Cash and cash equivalents, beginning of period               706,002       1,073,134         1,210,076         585,879

                                                          -------------- -------------- --- -------------- ---------------

Cash and cash equivalents, end of period               $     663,775     $ 1,471,000     $     663,775    $  1,471,000
                                                          -------------- -------------- --- -------------- ---------------


        - The accompanying unaudited notes are an integral part of these unaudited interim financial statements -

                         MOUNTAIN PROVINCE DIAMONDS INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED DECEMBER 31, 2003
                                   (Unaudited)


1.   Nature of Operations and Basis of Presentation

     On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

     These unaudited interim financial statements have been prepared by management and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These unaudited interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. The significant accounting policies and methods of application follow that of the most recently reported annual financial statements. All dollar amounts referred to herein are Canadian Dollars unless indicated otherwise.


2.   Property, Plant and Equipment

         -------------------------------- ------------------- ---------------------------------- ---------------------
         December 31, 2003                              Cost           Accumulated Amortization        Net Book Value
         -------------------------------- ------------------- ---------------------------------- ---------------------
         Furniture                                   $11,088                           $(8,772)               $ 2,316
         Equipment                                     4,066                            (2,829)                 1,237
         Computers                                    14,584                           (11,763)                 2,821
                                                      ------                           --------                 -----
                                                     $29,738                         $ (23,364)               $ 6,374
                                                     -------                         ----------               -------
         -------------------------------- ------------------- ---------------------------------- ---------------------

         -------------------------------- ------------------- ---------------------------------- -----------------------
         March 31, 2003                                 Cost           Accumulated Amortization          Net Book Value
         -------------------------------- ------------------- ---------------------------------- -----------------------
         Furniture                                  $ 11,088                          $ (8,364)                 $ 2,724
         Equipment                                    15,497                            (4,663)                  10,834
         Computers                                    14,584                           (10,944)                   3,640
                                                      ------                           --------                   -----
                                                    $ 41,169                         $ (23,971)                $ 17,198
                                                    --------                         ----------                --------
         -------------------------------- ------------------- ---------------------------------- -----------------------

3.   Share Capital

(a)  Authorized

     500,000,000 common shares without par value

(b)  Issued and Fully Paid

         -----------------------------------------------------------------------
                                              Number of Shares    Stated Capital
         -----------------------------------------------------------------------
         Balance at March 31, 2003              66,597,766       $ 72,535,741
         Issued for cash pursuant to
                Exercise of stock options          337,200            271,913
                                               ------------       ------------
                                                66,934,966         72,807,653
         Less shares owned by subsidiary       (16,015,696)       (16,816,481)
                                               ------------       ------------
         Balance at December 31, 2003           50,919,270       $ 55,991,172
                                               ------------       ------------
         -----------------------------------------------------------------------

3.   Share Capital (Con't)

(c)  Common Share Purchase Options

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at December 31, 2003, the Company has 1,859,858 common share purchase options outstanding comprised of 1,379,858 granted inside the Plan and 480,000 granted outside the Plan.

                                                                                Weighted Average
                                                        Number of Shares        Exercise Price
         Options outstanding at March 31, 2003              2,399,100              $1.46
         Expired                                             (14,900)               1.51
         Cancelled                                          (200,000)               1.32
         Exercised 1                                        (337,200)               1.50
         Granted 2                                            12,858                1.40
                                                          ------------           ------------
         Options outstanding at December 31, 2003           1,859,858
                                                            ---------

          1) 337,200 Common Share Purchase Options were exercised during the period for total proceeds of $271,913

          2) 12,858 Common Share Purchase Options were granted to a former employee of the Company on October 1, 2003 at $1.40 expiring on May 20, 2004. 4,286 vest on March 20, 2004, April 20, 2004 and
               May 20, 2004

The following common share purchase options are outstanding at December 31, 2003

         -------------------------- ---------------------------------- -------------------- --------------------------
                     Date of Grant              Number of Outstanding       Exercise Price                Expiry Date
         -------------------------- ---------------------------------- -------------------- --------------------------
         -------------------------- ---------------------------------- -------------------- --------------------------
                                                              480,000                $2.25           February 1, 2004
         May 11, 2001                                         580,000                 1.25               May 11, 2006
         May 11, 2001                                         650,000                 1.50               May 11, 2006
         December 21, 2001                                     60,000                 0.67          December 21, 2006
         October 21, 2002                                      50,000                 1.36           October 21, 2007
         December 16, 2002                                      2,000                 1.71       30 days from vesting
         March 21, 2003                                        25,000                 2.06             March 21, 2008
         October 1, 2003                                       12,858                 1.40               May 20, 2004
         -------------------------- ---------------------------------- -------------------- --------------------------

(d)  Common Share Purchase Warrants

The following common share purchase warrants are outstanding at December 31, 2003. No warrants were issued or exercised during the period.

     ---------------------------------------------------------------------------
     Issue date           Number of Outstanding    Exercise Price    Expiry Date
     ---------------------------------------------------------------------------

     December 6, 2001     1,205,878                 $0.58       December 6, 2004
     ---------------------------------------------------------------------------


4.   Related Party Transactions

(a) Included in consulting fees during the nine months ended December 31, 2003 was $145,009 (2002-$113,392) paid to a director of the company.

(b) During the period the company entered into an agreement with a company owned by a director of the company to provide corporate secretarial and accounting services at a cost of $3,000 per month effective September 1, 2003.

(d) At December 31, 2003 and 2002, $3,000 was owed to a director of the company. This amount is repayable on demand, unsecured and non-interest bearing.

5.   Loss Per Share

The loss per share figure has been calculated based on the weighted average number of shares outstanding during the periods, net of shares owned by a subsidiary.

6.   Subsequent Events

Subsequent to the period ending December 31, 2003, the company issued 182,840 common shares pursuant to the exercise of common share purchase options at $2.25 for total proceeds of $401,390 and 309,160 common share purchase options expired.

[COMPANY LOGO OMITTED]

                                                 Toronto Office
                                                 21 Nesbitt Drive
                                                 Toronto, Ontario M4W 2G2
                                                 Phone: (416) 364-6928
                                                 Fax:       (416) 364-0618
                                                 http://www.mountainprovince.com
                                                 e-mail: kirkwood@intheloop.com


February 29, 2004

B.C. Securities Commission              Ontario Securities Commission
Suite 200, 865 Hornby Street            Cadillac Fairview Tower
Vancouver, B.C.                         Suite 1800
V6Z 2H4                                 P.O. Box 55
                                        20 Queen St. West
                                        Toronto, Ontario, M5H 3S8

Alberta Securities Commission
21st Floor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sir/Madam:


                       RE: MOUNTAIN PROVINCE DIAMONDS INC.
                          Mailing on February 29, 2004

The Company confirms that on the above date the interim financial statements, for the period ended December 31, 2003, were forwarded by prepaid first class mail to all the shareholders who are registered shareholders and listed on the supplementary list maintained by the transfer agent of the Company.

Yours very truly,

MOUNTAIN PROVINCE DIAMONDS INC.


Elizabeth J. Kirkwood
Chairman and Chief Financial Officer

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 Mountain Province Diamonds Inc.
                                                 (Registrant)

Date March 2, 2003                         By:   /S/ "Jan Vandersande"
    ---------------                              -------------------------------
                                                 (Print) Name: Jan Vandersande
                                                 Title:  CEO and Director